Exhibit 3
Effective January 1, 2007, Article III, Section 2. (a) of the Registrant’s bylaws is amended to read in its entirety as follows:
Section 2.(a) The number of directors which shall constitute the whole board shall be not less than nine or more than 13 and shall be divided into three classes, as nearly equal in number as practicable.